EXHIBIT 99.4

25 July 2025

The Manager

Market Announcements Office

Australian Securities Exchange

Level 6, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Dear Sir / Madam

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)

This notice is given by Novonix Limited (ACN 157 690 830) (Novonix) (ASX Code: NVX) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the Act).

Novonix has today issued 783,867 new fully paid ordinary shares (Interest Equity Shares) to YA II PN, Ltd (Yorkville), in prepayment of the maximum amount of interest payable on the full face value of 24,500,000 convertible debentures for the three-month period commencing on 25 July 2025 and ending on 23 October 2025, pursuant to a Funding Agreement entered into between Yorkville and the Company as announced to ASX on 24 July 2025.

Novonix confirms the following:

(a)
The New Shares were issued without disclosure to investors under Part 6D.2 of the Act.
(b)
This notice is being given under section 708A(5)(e) of the Act.
(c)
As at the date of this notice, Novonix has complied with:
(i)
the provisions of Chapter 2M of the Act as they apply to Novonix; and
(ii)
sections 674 and 674A of the Act.
(d)
As at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) or 708A(8) of the Act that is required to be set out in this notice under section 708A(6)(e) of the Act.

Yours sincerely

Suzanne Yeates

Company Secretary

NOVONIX Limited

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA